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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

CastlePoint Holdings, Ltd.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
G19522112
(CUSIP Number)
Alan M. Stark, Esq.
3876 Sheridan Street
Hollywood FL 33021
(954) 966-2483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G19522112	Page	2	of	7

1	NAMES OF REPORTING PERSONS Leon G. Cooperman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,739,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,016,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,739,600

WITH	10	SHARED DISPOSITIVE POWER

		1,016,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,750,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Cusip No. G19522112	13D	Page 3 of 7

ITEM 1.	SECURITY AND ISSUER
The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of CastlePoint Holdings, Ltd., a Bermuda company (the “Company”). The address of the Company’s principal executive offices is Victoria Hall, 11 Victoria Street, Hamilton HM 11 Bermuda.

ITEM 2.	IDENTITY AND BACKGROUND.
This Statement is filed by Leon G. Cooperman (sometimes referred to as “Mr. Cooperman” or the “Reporting Person”).
On August 7, 2008, Mr. Cooperman sent a letter to Michael Lee, the Company’s Chairman and Chief Executive Officer, regarding the Company’s proposed acquisition by the Tower Group (the “August 7 Letter”). See Item 4 below.
(2)(a) — (c) and (f) Leon G. Cooperman (“Mr. Cooperman”) is a citizen of the United States of America.
Mr. Cooperman is the Managing Member of Omega Associates, L.L.C., a Delaware limited liability company (“Associates”). Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), Omega Capital Investors, L.P.(“Investors LP”), and Omega Equity Investors, L.P. (“Equity LP”). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.
Mr. Cooperman is also the President and majority stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.
Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.
Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”). As to the shares of Common Stock owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such shares because the owners of the Managed Accounts may be deemed beneficial owners of such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as a result of their right to terminate the discretionary account within a period of 60 days.

Cusip No. G19522112	13D	Page 4 of 7
Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Overseas, and Advisors.
The address of the principal office of each of Mr. Cooperman, Associates, Capital LP, Investors LP, Equity LP, Overseas and Advisors is 88 Pine Street, Wall Street Plaza — 31st Floor, New York, NY 10005.
(d) — (e) During the last five years, none of Mr. Cooperman or the foregoing entities controlled by him, nor to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The 2,750,500 shares of Common Stock reported herein by Mr. Cooperman were acquired in open market transactions. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases will be $28,328,205.

ITEM 4.	PURPOSE OF TRANSACTION.
On August 7, 2008, Mr. Cooperman sent the August 7 Letter to Michael Lee, the Company’s Chairman and Chief Executive Officer, regarding the Company’s proposed acquisition by the Tower Group, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety.
Mr. Cooperman has acquired the Company’s Common Stock for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.
In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate such alternatives, the Reporting Person will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.

Cusip No. G19522112	13D	Page 5 of 7
Consistent with his investment research processes, the Reporting Person may engage in communications regarding such matters with management or Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person’s modifying his ownership of securities of the Company, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
(a) The Reporting Person may be deemed to beneficially own collectively an aggregate of 2,750,500 shares of Common Stock, representing approximately 7.2% of the shares of Common Stock presently outstanding, such percentage being based on the number of shares of Common Stock outstanding as of May 2, 2008 as set forth in the Company’s Report on Form 10-Q for the period ended March 31, 2008.
This consists of 838,700 shares of Common Stock owned by Capital LP; 175,000 shares of Common Stock owned by Equity LP; 146,000 shares of Common Stock owned by Investors LP; 573,900 shares of Common Stock owned by Overseas; and 1.016,900 shares of Common Stock owned by the Managed Accounts.
(b) The responses of Mr. Cooperman to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.
(c) Except as set forth above or in the attached Schedule I (with respect to the Mr. Cooperman and the foregoing entities controlled by him), none of Mr. Cooperman or the foregoing entities controlled by him has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

Cusip No. G19522112	13D	Page 6 of 7
(d) No other person is known by Mr. Cooperman or the foregoing entities controlled by him to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement on Schedule 13D, except (i) the dividends from Common Stock or proceeds from the sale of shares of Common Stock reported by the Managed Accounts may be distributed to the applicable investors therein, and (ii) Mr. Cooperman and the foregoing entities controlled by him do not have the right to receive dividends from shares of Common Stock for which they hold options, and the holder of such Common Stock has the right to receive such dividends until the options are exercised. Other than as described in Item 5 hereof, no investment partnership or limited partner thereof has an interest in shares of Common Stock reported in this Schedule 13D representing more than five percent of the Common Stock outstanding.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
NONE

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Letter, dated August 7, 2008, from Leon G. Cooperman to Michael Lee, the Company’s Chairman and Chief Executive Officer,
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: AUGUST 8, 2008

LEON G. COOPERMAN, individually, as Managing
Member of Omega Associates, L.L.C. on behalf of
Omega Capital Partners, L.P., Omega Capital
Investors, L.P., Omega Equity Investors, L.P.,
and as President of Omega Advisors, Inc.

By:	/s/ Alan M. Stark
	Name:	Alan M. Stark
	Title:	Attorney-in-Fact Power of Attorney on File

Schedule I
Transactions in Shares of Common Stock by Leon G. Cooperman

			Number of
			Shares of
Reporting Person	Date	Transaction	Common Stock	Price Per Share
Managed Accounts	06/09/08	Purchase	3,300	$10.10
Capital LP	06/09/08	Purchase	2,500	$10.10
Equity LP	06/09/08	Purchase	1,300	$10.10
Managed Accounts	06/16/08	Purchase	44,500	$9.77
Capital LP	06/16/08	Purchase	15,500	$9.77
Managed Accounts	06/17/08	Purchase	6,800	$9.69
Capital LP	06/17/08	Purchase	5,500	$9.69
Capital LP	06/18/08	Purchase	3,600	$9.55
Managed Accounts	06/18/08	Purchase	4,400	$9.55
Capital LP	06/24/08	Purchase	2,100	$9.49
Managed Accounts	06/24/08	Purchase	3,900	$9.49
Capital LP	06/25/08	Purchase	300	$9.50
Managed Accounts	07/01/08	Purchase	400	$9.00
Managed Accounts	07/01/08	Purchase	55,000	$9.11
Managed Accounts	07/14/08	Purchase	11,000	$8.99
Managed Accounts	07/17/08	Purchase	31,600	$9.05
Managed Accounts	07/21/08	Purchase	600	$8.75
Capital LP	07/22/08	Purchase	13,200	$8.75
Equity LP	07/22/08	Purchase	4,700	$8.75
Managed Accounts	07/22/08	Purchase	8,600	$8.75
Capital LP	08/01/08	Purchase	3,000	$8.99
Equity LP	08/01/08	Purchase	2,100	$8.99
Managed Accounts	08/01/08	Purchase	3,500	$8.99

EXHIBIT INDEX

Exhibit No.	Description

1	Letter, dated August 7, 2008, from Leon G. Cooperman to Michael Lee, the Company’s Chairman and Chief Executive Officer.